FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Mutterperl William	2. Date of Event Requiring Statement Month/Day/Year February 25, 2003	4. Issuer Name and Ticker or Trading Symbol BlackRock, Inc. (BLK)
(Last) (First) (Middle) c/o BlackRock Financial Management, Inc. 40 East 52nd Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year) March 4, 2003
(Street) New York, NY 10022			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Explanation of Responses:
By: /s/ Salvatore Rappa Salvatore Rappa, Attorney in Fact **Signature of Reporting Person	3/20/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

The undersigned, being a person required to file a statement under
Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act")
with respect to BlackRock, Inc., hereby authorizes, designates and appoints Robert P. Connolly, Daniel R. Waltcher, Bartholomew A.
Battista, and Salvatore Rappa, and each of them, to act severally as attorneys-in-fact to execute and file statements on Form 3, Form 4 and
Form 5 and any successor forms adopted by the Securities Exchange
Commission, as required by the 1934 Act and the Investment Company
Act of 1940 and the rules thereunder, and to take such other actions as such attorneys-in-fact may deem necessary or appropriate in connection with such statements, hereby confirming and ratifying all actions that such attorneys-in-fact have taken or may take in reliance hereon.  This power of attorney shall continue in effect until the undersigned no longer has an obligation to file statements under the section cited above, or until specifically terminated in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has duly executed this power of attorney on the __24___ day of ___February___, 2003.

By:/s/ William Mutterperl
Name (Please Print): William Mutterperl